UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

ChinaCache International Holdings Ltd.

(Name of Issuer)

Ordinary shares of par value of $0.0001 per share

(Title of Class of Securities)

G21191 104

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Investor AB

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Sweden

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 55,885,475

	6	Shared Voting Power 0

	7	Sole Dispositive Power 55,885,475

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 55,885,475

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 14.5%

12	Type of Reporting Person OO

1	Names of Reporting Persons Investor Investments Asia Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 39,117,013

	6	Shared Voting Power 0

	7	Sole Dispositive Power 39,117,013

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 39,117,013

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 10.1%

12	Type of Reporting Person OO

1	Names of Reporting Persons Investor Group Asia, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 16,768,462

	6	Shared Voting Power 0

	7	Sole Dispositive Power 16,768,462

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 16,768,462

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 4.3%

12	Type of Reporting Person OO

Item 1(a).	Name of Issuer: ChinaCache International Holdings Ltd. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 6/F, Block A, Galaxy Plaza No. 10 Jiuxianqiao Road Middle, Chaoyang District Beijing, 100015 People's Republic of China

Item 2(a).

Name of Person Filing:
This Schedule 13G is being jointly filed by:

(i)    Investor AB, a limited liability company incorporated under the laws of Sweden, with respect to the ordinary shares of the Issuer held by Investor Investments Asia Limited and Investor Group Asia, L.P. Investor Investments Asia Limited, a Guernsey company, is an indirect wholly-owned subsidiary of Investor AB. Investor Group Asia, L.P. is a limited partnership of which Investor AB is the indirect general partner. Investor AB may be deemed to beneficially own the securities held by Investor Investments Asia Limited and Investor Group Asia, L.P.

(ii)   Investor Investments Asia Limited with respect to the ordinary shares of the Issuer that it holds directly.

(iii)  Investor Group Asia, L.P. with respect to the ordinary shares of the Issuer that it holds directly.

Item 2(b).	Address of Principal Business Office, or, if none, Residence: Arsenalsgatan 8C S-103 32 Stockholm, Sweden
Item 2(c).

Citizenship:
(i)            Investor AB is a limited liability company incorporated under the laws of Sweden.

(ii)           Investor Investments Asia Limited is a Guernsey company.

(iii)          Investor Group Asia, L.P. is a Guernsey limited partnership.

Item 2(d).	Title of Class of Securities: Ordinary shares of par value of $0.0001 per share
Item 2(e).	CUSIP No.: G21191 104

Item 3.	Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
Investor AB
	(a)	Amount beneficially owned: 55,885,475
	(b)	Percent of class 14.5%
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or direct the vote: 55,885,475
		(ii)	Share power to vote or direct the vote: None
		(iii)	Sole power to dispose or direct the disposition of: 55,885,475
		(iv)	Shared power to dispose or direct the disposition of: None
Investor Investments Asia Limited
	(a)	Amount beneficially owned: 39,117,013
	(b)	Percent of class 10.1%
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or direct the vote: 39,117,013
		(ii)	Share power to vote or direct the vote: None
		(iii)	Sole power to dispose or direct the disposition of: 39,117,013
		(iv)	Shared power to dispose or direct the disposition of: None

Investor Group Asia, L.P.
(a) Amount beneficially owned: 16,768,462
(b) Percent of class 4.3%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 16,768,462
(ii) Share power to vote or direct the vote: None
(iii) Sole power to dispose or direct the disposition of: 16,768,462
(iv) Shared power to dispose or direct the disposition of: None

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
See Item 2(a) and 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certifications
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2011

Investor AB	By:	/s/ Authorized Signatory
Name: Authorized Signatory
Title:

	By:	/s/ Authorized Signatory
Name: Authorized Signatory
Title:

Investor Investments Asia Limited	By:	/s/ Liam Jones
Name: Liam Jones
Title: “A” Director

	By:	/s/ Robert de Heus
Name: Robert de Heus
Title: B-Director

Investor Group Asia, L.P.	By:	/s/ Liam Jones
Name: Liam Jones
Title: “A” Director

	By:	/s/ Robert de Heus
Name: Robert de Heus
Title: B-Director

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement